SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 1)*

American Capital Mortgage Investment Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02504A-10-4
(CUSIP Number)

May 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13G

CUSIP NO. 02504A-10-4	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
972,115

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
972,115

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
972,115

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

Item 1(a).	Name of Issuer:

American Capital Mortgage Investment Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Bethesda Metro Center
14th Floor
Bethesda, MD 20814

Item 2(a).	Name of Person Filing:

Citigroup Inc. (“Citigroup”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Citigroup is:

388 Greenwich Street
New York, NY 10013

Item 2(c).	Citizenship:

Citigroup is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

02504A-10-4

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Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G): See Exhibit 1;

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership. (as of May 31, 2016)

(a)	Amount beneficially owned: See item 9 of cover pages

(b)	Percent of class: See item 11 of cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1 for the identity and classsification of the relevant subsidiaries which directly beneficially own the securities reported herein.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2016

CITIGROUP INC.

By:	/s/ Ronny Ostrow
Name: Ronny Ostrow
Title: Assistant Secretary

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Identification and Item 3 Classification of the subsidiaries which acquired the securities being reported by the parent holding company.